MONKEY

BARREL RUM FINISHED

Fall 2016 Investment Opportunity

LEGAL DISCLAIMER

This presentation may not be reproduced or transferred to any other person without the consent of Evolution Spirits, Inc. By accepting delivery of this presentation you hereby agree to return it and all related documents to Evolution Spirits, Inc. upon its request.

This presentation and related communication shall not constitute an offer to sell or the solicitation of an offer to buy securities. Any such sale shall be made solely by means of purchase materials provided to prospective lenders by the company.

This presentation may include "forward-looking statements." These forward-looking statements are based on management's current expectations and projections about future events. Although Evolution Spirits, Inc. believes that the assumptions upon which these forward-looking statements are based are reasonable, any of those assumptions, current expectations and projections could prove to be inaccurate and, as a result, the forward-looking statements also could be materially incorrect.

All terms and conditions surrounding the investment opportunity are contained in the Convertible Note Documents



Made with Barrel Aged Rum & Natural Ingredients

Designed to sip

1/2 the sugar of leading competitors

Gluten Free, Kosher, 70 Proof

Competitor - Malibu Coconut Rum





The Team

45 years of combined spirits experience



Chairman

As founder of Monkey Rum and global TV personality, Zane represents the public face of Monkey Rum as well as serving as the chairman of the board. Zane is true entrepreneur and drinks aficionado having pioneered the travel / adventure drinking shows as host of National Geographic Channel's Chug, Drinking Made Easy and Three Sheets (appearing on Spike, Travel Channel and Fine Living Network). Zane also hosts various spirits industry events like Tales of the Cocktail and WSWA.



CEO

16+ years of experience as the leader of some of the largest spirits brands in the world including ABSOLUT, Stoli and Malibu. He has created over 40 new brands and products for Pernod Ricard and pioneered some of the most widely used entertainment marketing models in the industry. Ian holds an MBA from Emory University & a BBA from Smith School of Business @ University of Maryland.



CFO / COO

20 years of consumer packaged goods experience, including more than 16 years in the alcohol beverage sector. He is a qualified accountant, operational and finance expert having deep experience managing global supply chains and financial control systems for Diageo.

Strong Investor Group - Leaders of Global Brands



Rohan Oza

Partner, Cavu Venture Partners



Mike Kirban/Ira Liran

Founders of Vita Coco



JB Woodworth

Frmr Director of Sales Pernod Ricard



Axwell, Ingrosso, Amy Thompson



Matt Gilbreath

Frmr Executive @ Diageo



Stephen O'Neill

Frmr Executive @ Pernod Ricard



Jeff Rubenstein

CMO WTR MLN WTR

The Opportunity
$20+ Rum Segment is Underdeveloped

% of Revenue by Price Tier



■ Super/Ultra Premium (Expensive) - $20+   ■ Premium (Decent) $12-$20   ■ Value (Cheap) >$12

Source - DISCUS DATA - 2015

Industry Indicators

Craft is hot!

Rum is next!

"Sales of what we call micro-spirit companies are growing at double digit rates…"

"craft spirits are now on a steeper growth curve than craft beer in the 1980's"

"IWSR believes volume sales of super-premium rum will increase 50% by 2017"

"both rum and tiki drinks are on everyone's radar."

Market Potential

Premium/flavored rum total 16m 9ltr cases



Spiced Rums = **8m cases**

Growth in premium spiced (Sailor Jerry, Kraken Rum)



Coconut Flavors = **5m cases**

Entry points in multiple categories



Premium Rums = **3m cases**

Fragmented, few sizable brands (Zacapa, Brugal)

9

Projected using 2013 Self-Reported ADAMS data combined with
ACN data from 52 Weeks Ending May 2014

Business Performance

Results so far

- $500K in revenue in first full year, across 4 major states
- Expanded into 3 additional states in 2016 and on-track to deliver year #2 targets
- More then 1,250 accounts in distribution
- Holding a premium price point in a competitive market ($22 - $28)

On-Premise impact



Off-Premise impact



The Monkey Rum Advantage
Zane Lamprey's loyal fan base and social media



- Zane Lamprey has millions of loyal fans developed through his international television shows.

- These fans are deeply engaged, show up at events, take action on social media and buy / talk about Monkey Rum.

- Zane's most recent project "Adv3nture Hoodie" was the #1 Fashion Kickstarter in history selling over $1.6M over the last 6 weeks.

- As a spirits expert, people trust Zane's recommendations on spirits.

The Monkey Rum Advantage
Strong national and local media coverage





The Monkey Rum Advantage
World's first bottle designed to be up-cycled into glassware



THIS BARREL
SHAPED
BOTTLE



TURNS INTO
THIS FINE
QUALITY
ROCKS GLASS

Distribution footprint
Current distribution covers 40% rum sales
Phased expansion in 2017



2ND HALF - 2017

1ST HALF - 2017

1ST HALF - 2017

Currently Distributed







Supply chain

Scaleable supply chain covering domestic and international expansion

Our rum

- Rum is sourced from one of the leading Caribbean rum producers
- The supplier has an existing own brand portfolio, as well as selling rum on the open market

Our bottle

- Proprietary and patented bottle is sourced from a vendor employing a network of factories; this allows for continuity of supply as well as timely fulfillment

Our bottling operations

- We employ a third party bottler, employing over 1,000 staff, and is used by the world's largest spirits brands; they offer efficiency and substantial capacity to meet our requireents

Our distribution footprint

- We hold finished in three locations – NJ, FL and CA – to ensure timely route to market shipments

Exit strategy

Endorsements generate high multiples



Comps - Premium brands; Skinny Girl, Cabo Wabo, 42 Below

Valuation - Net Sales Value multiples between 9X - 13X trailing 12 months

Strong comparables; multiple buyers

Sell Monkey Rum to a major or emerging spirits / wine or beer supplier within 3-5 years:

➤ Beer / Wine companies with spirits (Gallo, InBev)

➤ Large Sprits Groups (Suntory, Patron, LVMH)

➤ Emerging one / two brand groups (Stoli Company, Russian Standard, Sydney Frank)

➤ Global Powerhouses (Pernod Ricard, Bacardi)

Comparable Spirits Exits

Growth Brand	Spirits Category	Buyer	Year	Revenue (m)	Price (m)	Valuation†	Source
Hpnotiq	Liqueur	Heaven Hill	2005	2.2	40	18.0x	**
42 Below	Vodka	Bacardi	2006	7.0	91	13.0x	**
Chambord	Liqueur	Brown-Forman	2006	15.6	255	16.3x	**
Cabo Wabo	Tequila	Campari	2007	9.5	91	9.6x	**
Ultimat	Vodka	Patron	2007	2.4	17	7.1x	*
Effen	Vodka	Jim Beam	2009	10.0	68	6.8x	*
Leblon	Cachaca	Bacardi (30%)	2010	2.0	12	20.0x	**
Zacapa	Rum	Diageo	2010	12.7	200	15.8x	**
Skinny Girl	Vodka	Beam	2011	8.0	90	11.2x	**
Average - All Brands				7.7	96.0	13.1x	

Sources: *Double Cross Presentation, **Park Street   †valuation based on multiple of revenue

CONTACT

Ian Crystal - CEO

ian@MonkeyRum.com

917.543.7880

